September 17, 2004

By Facsimile and U.S. Mail

John E. Freechack, Esq.
Barack Ferrazzano Kirschbaum
Pearlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

	Re:	First Banking Center, Inc.
		Schedule 13E-3
		Preliminary Proxy Statement on Schedule 14A
		Filed August 20, 2004

Dear Mr. Freechack:

	We have the following comments on the above-referenced filing. Note that we have limited our review of the document to issues related to Rule 13e-3:

Preliminary Proxy Statement

General

1. Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated security holders. Revise the disclosure throughout the document to clarify that the fairness determination(s) have been made with respect to unaffiliated security holders alone, rather than with respect to "all of [your] shareholders, including unaffiliated shareholders," as stated in the letter to shareholders, or with respect to "First Banking Center and its shareholders," as stated on page 7.

2. We note that the company will have approximately 160 shareholders after the transaction, including unaffiliated security holders. Because the transaction will have different effects on different groups of unaffiliated security holders, you must revise the document to provide the filing person`s substantive and procedural fairness determination with respect to each group of security holders. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981).

3. Advise us and revise the disclosure to explain why you have structured the transaction to take effect at the record holder level, as discussed on pages 37-39. Also provide further information regarding the employee voting trust and why the board felt the creation of the voting trust was appropriate. Tell us what consideration the board gave to the fact that it appears that this structure may not eliminate as many shareholders as anticipated, despite the high split ratio. It is unclear whether this structure will provide all of the benefits contemplated by the board. Please advise.

4. Provide us further explanation of the structure of the employee voting trust discussed on page 40. For example, how will each employee evidence his or her ownership of shares in the trust?

5. Revise to provide further information regarding why the company is engaging in this transaction and why it is doing so at this time. See
Item 1013(c) of Regulation M-A.
Summary Term Sheet

6. Revise the summary term sheet to disclose the board`s fairness determination.

7. We note from page 5 that you intend to use dividends paid to you from your subsidiary bank to finance a portion of the reverse split. It appears that the subsidiary bank may be an affiliate engaged in this transaction, and, if so, you should revise the document to name the subsidiary and included as a filing person on the Schedule 13E-3 and provide the associated disclosure in the document to be disseminated to security holders.

8. Revise the summary term sheet to highlight the disclosure regarding the treatment of record and beneficial holders discussed on pages 37-
39. Be certain to highlight the treatment of shareholders who hold their shares in street name through a brokerage firm. Also, it appears that it will be impossible for shareholders to rely on the number of shares held by the brokerage firm to determine whether or not they will be cashed out in the transaction, as any other "street name" holder at the firm could adjust his or her holdings at the last possible moment. You should highlight this fact as well.

Introduction and Overview of Split Transaction

9. Revise to present the information required by Items 7, 8 and 9 of
Schedule 13E-3 in full in a Special Factors section that appears at the beginning of the document. See Rule 13e-3(e)(1)(ii).

First Banking Center`s Position as to the Fairness of the Split
Transaction, page 20

10. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. To the extent you have not done so, please revise the fairness discussion to address each factor in Instruction 2 or explain why the board felt that the factors not addressed were not material. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13,
1981). For example, we note the disclosure regarding trading volume; however, it does not appear that the board considered current or historical market prices. Also clarify the board`s consideration of going concern value. Note that if the board relied on the analysis of another, such as the financial advisor, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation.

11. We note the discussion of the benefits and detriments of the transaction on page 21. To the extent you have not done so, revise to disclose the benefits and detriments of the transaction for each group of unaffiliated security holders, as well as the company and its affiliates. See Instruction 1 to Item 1013 of Regulation M-A.

Valuation of Financial Advisor; Fairness Opinion, page 24

12. We note from page 26 that management prepared financial forecasts and projections that were provided to the financial advisor. Revise the document to disclose these forecasts and projections.

13. Revise to summarize the July 19, 2004 valuation report reflecting the financial advisor`s analysis that the fair value of the company`s common stock ranged from $57 to $63 per share. File the report as an exhibit to the Schedule 13E-3 as required by Item 1016(c) of Regulation M-A.

Effect on Our Directors and Executive Officers, page 36

14. Disclose the effect of the transaction, in both dollar amounts and percentages, on the net book value and earnings per share of the directors and executive officers. See Instruction 2 to Item 1013 of Regulation M-A.

Material Federal Income Tax Consequences of the Split Transaction, page 41

15. Refer to the discussion of the tax consequences for non-continuing shareholders on page 42. Revise to discuss the tests used to determine the non-continuing shareholders` tax consequences.

Common Stock Purchase Information, page 49

16. We note the purchases disclosed here were made after the board began considering a going-private transaction. Provide us with a written analysis for why these transactions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Q&A No. 4 of Exchange Act Release No. 17719.

Certain Relationships and Related Transactions, page 49

17. Revise that page to name the officers and directors with outstanding loans and to disclose the amounts of each loan. Clarify for us, with a view toward disclosure, whether the prohibitions of
Section 402 of the Sarbanes-Oxley Act apply to these loans.

Appendix C

18. With your revised filing, provide Appendix C in some other format, such as landscape print or a larger font. The current font is too small and certain pages cannot be read. See, for example, pages 12-14 and pages 18-20.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

							*  *  *

Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.


Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions